SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 –  00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                )

TABLE OF CONTENTS

Press Release dated January 15, 2002

Press Release dated January 30, 2002

Eni S.p.A. By-laws as amended by the establishment of the branch in San Donato Milanese (Milan), Piazza Ezio Vanoni, 1, consequent to the effectiveness, as of February, 1 2002, of the Deed of Merger of Snam S.p.A. into Eni S.p.A.

Press Release dated January 31, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Eni S.p.A

Name: Roberto Jaquinto Title: Executive Officer for Administration

PRESS RELEASE

Eni Presents its Strategic Plan to the Financial Community

Mr Vittorio Mincato, Chief Executive Officer of Eni, presented to the financial community, yesterday in Milan, Eni’s 2001-2005 Strategic Plan, highlighting the significant results achieved over the period 2000-2001 and announcing the new development targets to 2005. Production will reach 1.7 million barrels a day by then. In December 2001 average daily production was 1.440 million barrels while at the beginning of January it climbed to 1.494 million barrels thus confirming the great advance with which the target of 1.5 million barrels a day, scheduled for 2003, was reached.

Mr Mincato has furthermore confirmed that the cost-cutting program is being implemented with satisfactory results: already about 60% of the saving target at 2003 was achieved, for a total amount of about 2 billion euro. The new target to 2005 is 3 billion euro including 600 million euro coming from the scheduled divestment from petrochemical activities.

The buy-back program is still going on with 155 million shares already bought, corresponding to 3.9% of the share capital, for a total amount of 2.1 billion euro. The Board of Directors will call the next Shareholders’ Meeting to resolve upon an increase of the buy-back from 3.4 to 5.4 billion euro.

Net financial debt at the end of 2001 was about 9.7 billion euro with an increase of 2 billion euro over the previous year, after technical and financial investments and the buy-back program for a total amount of 13.5 billion euro.

The debt to equity ratio in 2001 remained basically unchanged at 0.32, confirming the financial strength of the Group.

San Donato Milanese, January 15, 2002

Press Release

Eni: the Divisionalization of Activities Goes on

Eni informs that today the merger acts of Snam and Somicem into Eni were drawn up. The new Gas and Power Division will be effective as of February 1, 2002. It will manage gas and power activities in Italy and abroad and will have Mr Luciano Sgubini as Chief Operating Officer.

With the merger of Snam into Eni, the second important phase of the divisionalization process has been carried out as announced to the market a few months ago. This process aims at simplifying Eni’s structure, reducing costs and increasing efficiency through a streamlining of the decision-making process and the strengthening of the operative and strategic integration.

San Donato Milanese, January 30, 2002

Eni S.p.A. By-laws as updated by the establishment of the branch in San Donato Milanese (Milan),
Piazza Ezio Vanoni, 1 consequent to the effectiveness, as of February, 1 2002, of the Deed of Merger of
Snam S.p.A. into Eni S.p.A..

PART I
ESTABLISHMENT – NAME – REGISTERED OFFICE
AND DURATION OF THE COMPANY

ARTICLE 1

1.1 “Eni S.p.A.” resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1 The registered head office of the company is located at Piazzale Enrico Mattei 1, Rome, Italy. Eni S.p.A. branches are located in:

•	San Donato Milanese (MI) – Via Emilia, 1;

•	San Donato Milanese (MI) – Piazza Ezio Vanoni, 1;

•	Gela (CL) – Strada Provinciale, 82.

2.2 Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1 The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders’ meeting.

PART II
COMPANY OBJECTS

ARTICLE 4

4.1 The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.

The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities. The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf. The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Legislative Decree No. 58 of February 24, 1998. The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others’ obligations, especially guarantees.

PART III
CAPITAL – SHAREHOLDINGS – BONDS

ARTICLE 5

5.1 The company capital is euro 4,001,116,976 (four billion one million one hundred and sixteen thousand nine hundred and seventy-six) represented by 4,001,116,976 (four billion one million one hundred and sixteen thousand nine hundred and seventy-six) shares of ordinary stock with a nominal value of euro 1 (one) each.

5.2 Shares may not be split up and each share is entitled to one vote.

5.3 The fact of being a Shareholder in itself constitutes approval of these by-laws.

5.4 Pursuant to Article 2443 of the Civil Code, the Board of Directors is delegated to increase the company capital, for no consideration and within July 31, 2001, in more times, pursuant to Article 2349 of the Civil Code, up to euro 3,500,000 (three million five hundred thousand). The Board may therefore issue up to 3,500,000 (three million five hundred thousand) shares of ordinary stock at the nominal value of euro 1 (one) each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares to be issued will be assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code who have achieved the pre-set annual corporate and individual targets. The shares will be offered for subscription for no consideration within a month from the expiration of a three-year term commencing as of the date of the communication of the commitment of the offer to the assignee. The Board of Directors is empowered to adopt any act to define terms and conditions for the execution of the share capital increase, including but not limited to the approval of the “Regulations of the Plan of Assignation of Eni S.p.A. shares to be issued pursuant to Article 2349 of the Civil Code”.

5.5 Pursuant to Article 2443 of the Civil Code, the Board of Directors may increase, within December 31, 2000, the company capital up to euro 15,000,000 (fifteen million). The Board may therefore issue up to 15,000,000 (fifteen million) shares of ordinary stock, nominal value euro 1 (one) each, bearing regular coupon. The capital increase will be executed through cash payment; the related shareholders’ pre-emptive rights will be excluded pursuant to Article 2441, last Paragraph of the Civil Code and Article 134, second and third Paragraph, of Legislative Decree No. 58 dated February 24, 1998. The shares to be issued will be offered for subscription to Senior Managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code in those positions qualified by Eni S.p.A. Board of Directors, according to Eni evaluation criteria, as those that mainly contribute to Eni Group results. The offer is subject to the achievement in the months of July 2001 and July 2002 by Eni shares market price of the targets pre-set by Eni S.p.A. Board of Directors. The achievement of the sole target price for the year 2002 enables the exercise of the entire number of the subscription rights assigned. The subscription price of the shares to be issued is the arithmetic average of the official prices of Eni shares recorded on the electronic stock market, organised and managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) in each of the 30 calendar days preceding the date of the Board resolution of the capital increase. The Board of Directors is empowered to adopt any act to define terms and conditions for the execution of the share capital increase, including but not limited to the approval of the “Regulations of the Stock Options Plan”.

ARTICLE 6

6.1 Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital. Such maximum shareholding limit is calculated by taking into account the aggregate shareholding held by the controlling entity, either a physical or legal person or company; its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities as well as people related to the second degree by blood or marriage, also in the case of a legally separated spouse. Control exists, with reference also to entities other than companies, in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Civil Code. Affiliation exists in the case set forth in Article 2359, paragraph 3 of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies. The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any Shareholders’ resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit. Shares not entitled to vote are included in the determination of the quorum at shareholders’ meetings.

6.2 Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, the Minister of Treasury, Budget and Economic Planning in agreement with the Minister of

Industry, Trade and Crafts, retains the following special powers sanctioned in the forms envisaged by the aforementioned Law 474 of 1994:

a)	approval to be expressly granted on the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which are meant those representing 3 per cent of share capital with the right to vote at the ordinary shareholders’ meeting. Approval must be granted within sixty days of the date of notice which must be filed by the Board of Directors at the time request is made for registration in the Shareholders’ book. Until approval is granted and, in any case, after expiration of the term, the transferee can not exercise voting rights and, in any case, non economic rights connected with the shares that represent a material shareholding. In the event that approval is denied or the term expires without such approval, the transferee must sell said shares within one year. Failing to comply, the law courts, at the request of the Minister of Treasury, Budget and Economic Planning, will order the sale of shares that represent a material shareholding according to the procedures as per Article 2359-ter of the Civil Code;

b)	approval to be expressly granted as condition for the validity of Shareholders’ or other agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving 3 per cent or more of the share capital with the right to vote at ordinary shareholders’ meetings. Until approval of such Shareholders’ or other agreement is granted and, in any case, after expiration of the term, the Shareholders participating in such agreement can not exercise voting rights and, in any case, non economic rights connected with the shares. The power of approval must be exercised within sixty days of the date when CONSOB notifies the Ministry of Treasury, Budget and Economic Planning of pertinent pacts and agreements as per the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. In the event such approval is denied or the term expires without such approval, such agreements are ineffective;

c)	veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge or to transfer the company’s registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers as per letters a), b), c) and d) of this Article;

d)	appointment of one member to the Board of Directors and one member to the Board of Statutory Auditors. Should such appointed Director or Auditor lapse, the Minister of Treasury, Budget and Economic Planning in agreement with the Minister of Industry, Trade and Crafts, will appoint his corresponding replacement.

ARTICLE 7

7.1 When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder’s expense.

ARTICLE 8

8.1 In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1 The shareholders’ meeting may resolve to increase the company capital and establish terms, conditions and means thereof.

9.2 The shareholders’ meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1 Payments on shares are requested by the Board of Directors in one or more times.

10.2 Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

11.2 Pursuant to Article 2420-ter of the Civil Code, the Board of Directors may issue bonds, in one or more times and in one or more tranches, including bonds convertible into shares issued by Eni S.p.A. controlled subsidiaries and/or warrant bonds to purchase and/or subscribe shares of Eni S.p.A. controlled subsidiaries, within an amount of euro 2,582,284,000 (two billion five hundred eighty-two million two hundred eighty-four thousand). Bonds may be issued for a period of five years commencing as of the date of June 19, 1997. The Board of Directors is empowered to adopt any act, including but not limited to the fixing of yield, duration and regulation of the issues.

PART IV
SHAREHOLDERS’ MEETING

ARTICLE 12

12.1 Ordinary and extraordinary shareholders’ meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.

12.2 Ordinary meetings must be called at least once a year to approve the financial statements, within six months of the end of the business year, also considering the holding and financial nature of the company’s activity conducted pursuant to Article 4 of these by-laws.

ARTICLE 13

13.1 Attendance to the Meeting requires that all shares, including registered shares, be deposited in advance in compliance with the law and as set forth in the notice of the Meeting, that must be published also in compliance with the rules in force regulating the exercise of the vote by mail.

ARTICLE 14

14.1 Each Shareholder entitled to attend the Meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the Meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.

14.2 The Chairman of the Meeting has to assure the regularity of written proxies and, in general, the right to attend the Meeting.

14.3 The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.

14.4 Eni S.p.A. shareholders’ meetings are disciplined by Eni S.p.A.’s shareholders’ meeting Regulation approved by the ordinary shareholders’ meeting.

ARTICLE 15

15.1 The Meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Managing Director; in absence of both, by another person, duly delegated by the Board of Directors, failing which the Meeting may elect its own Chairman.

15.2 The Chairman of the Meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1 The ordinary shareholders’ meeting decides on all the matters for which it is legally entitled and on the transfer of the business.

16.2 Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.

16.3 Resolutions of the Meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.

16.4 The minutes of ordinary meetings must be signed by the Chairman and the Secretary.

16.5 The minutes of extraordinary meetings must be drawn up by a notary public.

PART V
THE BOARD OF DIRECTORS

ARTICLE 17

17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders’ meeting determines the number within these limits.

17.2 The Board of Directors is appointed for a period of up to three years and may be reappointed pursuant to Article 2383 of the Civil Code.

17.3 The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders’ meeting on the basis of lists presented by Shareholders and by the Board of Directors, in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company’s registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders’ meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders’ meeting. Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders’ meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the admission tickets issued by the depositaries of their shares at least five days prior to the date set for the first call of the shareholders’ meeting. Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that he possesses the requisites required by the norms in force for the corresponding appointments and that causes for his ineligibility and incompatibility are non existing. Each person entitled to vote may vote for a candidate list only. Board members will be elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;

b)	the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected. In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members. In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders’ meeting and the candidate elected will be the one who obtains a simple majority of the votes;

c)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders’ meeting will make a resolution with the majorities prescribed by the law.

17.4 The shareholders’ meeting may, even during the Board’s term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.

17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders’ meeting to appoint a new Board.

ARTICLE 18

18.1 If the shareholders’ meeting has not appointed a Chairman, the Board will elect one of its members.

18.2 The Board, at the Chairman’s proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1 The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Managing Director deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors’ meetings may be held by videoconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.

19.2 Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.

19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request. In this case, if the Board of Directors’ meeting is not called within 15 days, or if no resolution can be taken because there is not a quorum or the Meeting is not held within thirty days, such decision must be put to the shareholders’ meeting, should such request be made by at least two Board members or by one if the Board consists of three members. The shareholders’ meeting will be called promptly by the Board of Directors or, failing that, by the Board of Statutory Auditors.

ARTICLE 20

20.1 The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the Meeting.

ARTICLE 21

21.1 A majority of members of the Board must be present for a Board meeting to be valid.

21.2 Resolutions are taken with a majority vote of those present; should votes be equal, the person who chairs the Meeting has a casting vote.

ARTICLE 22

22.1 Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the Meeting and by the Secretary.

22.2 Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1 The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders’ meeting.

23.2 The Board of Directors and the Managing Director report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Managing Director report to the Board of Statutory Auditors on operations entailing potential conflicts of interest.

ARTICLE 24

24.1 The Board of Directors delegates its powers to one of its members in compliance with the limits set forth in Article 2381 of the Civil Code; in addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Managing Director, a new Managing Director is simultaneously appointed. The Board of Directors, upon proposal of the Chairman and in agreement with the Managing Director, may confer powers for single acts or categories of acts on other members of the Board of Directors. The Chairman and the Managing Director, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts. Further, on proposal of the Managing Director and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them.

ARTICLE 25

25.1 Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Managing Director.

ARTICLE 26

26.1 The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders’ meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders’ meeting decides otherwise.

ARTICLE 27

27.1 The Chairman:

a)	represents the company according to the provisions of Article 25.1;

b)	chairs the shareholders’ meeting pursuant to Article 15.1;

c)	convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;

d)	ascertains whether Board resolutions have been implemented;

e)	exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

PART VI
BOARD OF STATUTORY AUDITORS

ARTICLE 28

28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice. Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance. Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors. Those who are already appointed effective auditor in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

28.2 The effective Auditors, except for the one appointed pursuant to Article 6.2 letter d) of these by-laws, and the alternate Auditors are appointed by the shareholders’ meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 apply. Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for at least three years. Two effective Auditors and one alternate Auditor will be drawn in such order from the list with the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately. To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders’ meeting will make a resolution with the majorities prescribed by the law. The chairmanship of the Board of Statutory Auditors will go to the Auditor appointed pursuant to Article 6.2, letter d) of these by-laws. Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws; should the Chairman of the Board of the Statutory Auditors be replaced, Article 6.2, letter d) of these by-laws shall apply.

28.3 Retiring Auditors may be reelected.

28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders’ meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders’ meeting and the Board of Directors, too.

PART VII
FINANCIAL STATEMENTS AND PROFITS

ARTICLE 29

29.1 The business year ends on December 31 every year.

29.2 At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.

29.3 The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1 Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

PART VIII
WINDING UP AND LIQUIDATION
OF THE COMPANY

ARTICLE 31

31.1 In the event the company is wound up, the shareholders’ meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

PART IX
GENERAL PROVISIONS

ARTICLE 32

32.1 For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.

32.2 The Ministry of Treasury, Budget and Economic Planning may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1 The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.

Press Release

Eni Awards the EPC Contract in Libya to the JGC-Technimont-Sofregaz Consortium

Eni and National Oil Corporation (NOC), the Libyan State Oil Company, awarded the Engineering Procurement and
Construction (EPC)1 “Wafa Desert and Coastal Plants” contract to the JGC-Technimont-Sofregaz Consortium. The €1.2 billion contract involves the planning and construction of hydrocarbon treatment plants in the outskirts of Mellitah, on the Libyan coast near Sabratah and in the desert area of Wafa.

The award of the contract by Eni’s subsidiary Agip Gas BV Lbyan Branch, came at the end of a tender to which several international companies took part.

The contract is part of the activities of “Gas Project”, the project for the development of the reserves located in the offshore concession (NC 41) and of the onshore one (NC 169) of 1.8 billion of barrels of oil equivalent.

Total investment is estimated at about US$4.6 billion and it will guarantee the production of about 98,000 barrels of liquid hydrocarbons per day and 10 billion cubic meters of gas per year. Of these, 2 billion cubic meters will be sold on the Libyan market, while the remaining 8 billion will be exported to Italy through a dedicated transmission system. Greenstream BV, a company owned by Eni and Noc, is currently carrying out the construction of this transmission system.

The system consists of a 32-inch 540-kilometer long sealine connecting Mellitah to the Sicilian coast near Gela and a compression station of 170 Megawatt. Total cost is about US$1 billion.

The completion of the whole “Gas Project” will require the award, in the coming months, of 5 additional EPC contracts whose technical and commercial analysis are currently underway.

On the account of the complexity and strategic importance of the “Gas Project”, Eni and NOC set up a dedicated Commission that carried out a full and in-depth analysis of the project.

San Donato Milanese, January 31, 2002

1	Contract through which the contractor supplies detailed engineering, building materials and carries out the construction of plants and infrastructures.